RanMarine Technology B.V.

Galileïstraat 15, 3029AL

Rotterdam, The Netherlands

July 11, 2023

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Dale Welcome and Andrew Blume

Re: RanMarine Technology B.V.

Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted March 8, 2023

CIK No. 0001955514

Dear Dale Welcome and Andrew Blume:

RanMarine Technology B.V. (the “Company” or “Ranmarine”) previously submitted an amended Draft Registration Statement on Form F-1 (the “Registration Statement”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act with the Securities and Exchange Commission (the “Commission”) on March 8, 2023. Submission No. 3 has been revised to reflect the Company’s responses to the comment letter to the Registration Statement received on March 23, 2023 from the staff of the Commission (the “Staff”).

For ease of review, we have set forth below each of the numbered comments of your letter followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in Submission No. 3 and all references to page numbers in such responses are to page numbers in Submission No. 3.

Amendment No. 1 to Draft Registration Statement on Form F-1

Prospectus Summary, page 6

1.	We note your response to prior comment 2 and reissue. Please revise your summary to present an objective description of the challenges and/or weakness of your business and operations. As an example only, you highlight your milestones and market opportunities without equally prominent disclosure regarding your weaknesses. Additionally, please revise to provide prominent disclosure regarding your revenues and the number of each of your current products that you sold in the last fiscal year.

Response: In response to the Staff’s comment, the Company revised its disclosure in the Prospectus Summary of the Registration Statement under the heading “Challenges” to include a description of the challenges of the Company’s business and operations, including revenues and the number of each of its current products sold in the last fiscal year.

Risk Factors, page 16

2.	We note your response to prior comment 4 and reissue in part. Please revise to describe the extent and nature of the role of the company’s board of directors in overseeing cybersecurity risks, including in connection with your supply chain/suppliers/service providers.

Response: The Company acknowledges the Staff’s comment and has revised such risk factor in the Registration Statement to address the Staff’s comment.

Our ability to have our securities traded on Nasdaq is subject to us meeting applicable listing criteria, page 30

3.	We note your response to prior comment 6. Please state in this risk factor that the offering will not proceed if you are not approved for listing on Nasdaq.

Response: The Company acknowledges the Staff’s comment and has revised such risk factor in the Registration Statement to disclose that the offering will not proceed if the Company’s securities are not approved for listing on Nasdaq.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations

Comparison of the six months ended June 30, 2022, and 2021, page 39

4.	We note that the general and administrative expenses, total operating expenses, operating loss, and other income amounts within your results of operations for the six months ended June 30, 2021 do not agree with your interim statement of operations. Please revise your disclosures and the related narrative as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised its disclosures and the related narrative to agree with its financial statements.

Liquidity and Capital Resources

Fiscal Years Ended December 31, 2021, and 2020, page 40

5.	We note your response to prior comment 12 and reissue our comment. It appears that the information presented in your table, as well as the related cash flow narrative, does not agree with your audited statements of cash flows. Please revise your disclosures as appropriate.

Response: The Company acknowledges the Staff’s comment and has revised such disclosures.

Business, page 43

6.	We note that you intend to use a portion of the proceeds of the offering to develop your product line and equipment. Please revise to disclose an estimate of the total amount of expenditures required to improve your product line, your current production capacity and the increase to production capacity anticipated after completion.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure under the caption “Use of Proceeds” on page 31 and elsewhere in the Registration Statement to provide such disclosures.

Directors and Executive Officers, page 67

7.	Please ensure that your directors and executive officers table lists all directors and executive officers, including Francis Hochstenbach.

Response: The Company acknowledges the Staff’s comment and has revised its directors and officer table to include Francis Hochstenabach as well as the potential director nominees.

Balance Sheets as of December 31, 2021, 2020, and 2019, page F-6

8.	It appears that the amounts corresponding to taxes and social security payable, current portion of lease liability, and other current liabilities, as of December 31, 2020, were inadvertently deleted from your balance sheet. Please revise your balance sheet as appropriate.

Response: The Company acknowledges the Staff’s comment and has included updated financial statements in Submission No. 3.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Darrin Ocasio of Sichenzia Ross Ference LLP, at (212) 930-9700.

Sincerely,

Richard Hardiman
Chief Executive Officer